UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROCHIP TECHNOLOGY INCORPORATED (Exact Name Of Registrant As Specified In Its Charter)

Delaware	0-21184	86-0629024
(State Or Other Jurisdiction Of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2355 West Chandler Boulevard, Chandler, Arizona 85224-6199
(Address of Principal Executive Offices) (Zip Code)

J. Eric Bjornholt, Vice President, Chief Financial Officer (480) 792-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosures
Item 1.01 and 1.02    Conflict Minerals Disclosure and Report, Exhibit

Microchip Technology Incorporated's ("Microchip's") Conflict Minerals Report for the reporting period January 1, 2017, through December 31, 2017, is provided as Exhibit 1.01 hereto and is publicly available at www.microchip.com/doclisting/investorshome.aspx. Microchip's product descriptions, disclosure of countries of origin, statements regarding recycled and scrap sources, and determinations and related disclosures are included in Microchip's Conflict Minerals Report and are incorporated by reference in this Section.

Section 2 – Exhibits

Item 2.01     Exhibits

1.01	Conflict Minerals Report for the reporting period January 1, 2017, through December 31, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 23, 2018	Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt
J. Eric Bjornholt Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)

EXHIBITS

Exhibit No.    Description

1.01	Conflict Minerals Report for the reporting period January 1, 2017, through December 31, 2017